UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+1 (866) 259-5644

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

MDXHEALTH SA

On February 26, 2026, MDxHealth SA (the “Company”) announced that Ron Kalfus has been appointed interim Chief Financial Officer, effective February 26, 2026.

Additionally, on February 26, 2026, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit No.	Description of Exhibit
99.1	Press Release, dated February 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: February 26, 2026	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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